SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

30 October, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

                               Protherics PLC

                   Notification of Major Interests in Shares

London, UK; Brentwood, TN, US: 30 October 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, announces that on 29 October 2007, in accordance with the
Transparency Obligations Directive, a notification of interest in the ordinary share capital of the Company was received from AXA Investment Managers UK
Limited on behalf of AXA S.A. and its Group Companies ("AXA").  The notification follows a decrease in the Indirect holding of AXA.  Details of the interest notified are as follows:

1.   Reason for the notification (please tick the appropriate box or boxes)

A disposal of voting rights                                                                   X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

2. Full name of person(s) subject to the           AXA S.A., 25 Avenue Matignon, 75008 Paris and its
notification obligation:                                          group of companies.

3. Full name of shareholder(s) (if different
from 2.):

4. Date of the transaction (and date on which                       28 October 2007
the threshold is crossed or reached if
different):

5. Date on which issuer notified:                                   29 October 2007

6. Threshold(s) that is/are crossed or reached:                           12%

7. Notified details:

A: Voting rights attached to shares
Class/type of     Situation previous to    Resulting situation after the triggering transaction
shares            the Triggering
                  transaction
if possible using Number of   Number of    Number of     Number of voting rights     % of voting rights
the ISIN CODE     Shares      Voting       shares
                              Rights       Direct        Direct        Indirect      Direct    Indirect

0702920           41,502,097  41,502,097   741,666       741,666       40,684,681    0.22%     11.99%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting rights
instrument                           Period/ Date              that may be acquired if
                                                               the instrument is
                                                               exercised/ converted.

Total (A+B)
Number of voting rights                           % of voting rights

       41,426,347                                      12.21%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

               Name of Company/Fund                    Number of Shares       % of issued share capital

AXA UK Investment Co ICVC                                  527,152            0.15534

UK Smaller Companies Fund
                     Indirect

Sun Life Pensions Management Ltd                            25,000               0.00737
                      Direct
AXA Sun Life                                                53,913               0.01589
FTSE All Share Tracker Life
                      Direct

AXA Sun Life                                               294,874               0.08689
FTSE All Share Tracker Pension
                      Direct

AXA Framlington                                            750,000               0.22101
SEI UK Equity
                     Indirect

AXA Framlington                                            854,587               0.25183
St James Place Exempt (Pens) Fund
                     Indirect

AXA Framlington                                            961,409               0.28331
St James Place Net (Life) Fund
                     Indirect

AXA Framlington                                            213,646               0.06296
St James Place Offshore Fund
                     Indirect

AXA Framlington                                            320,470               0.09444
Daimler Chrysler
                     Indirect

AXA Framlington                                          3,120,333               0.91951
Throgmorton Trust
                     Indirect

AXA Framlington                                         15,013,453               4.42422
UK Selet Ops
                     Indirect

AXA Framlington                                         13,753,131               4.05282
Equity Income
                     Indirect

AXA Framlington                                          2,000,000               0.58937
Managed Balanced
                     Indirect

AXA Framlington                                          1,500,000               0.44203
UK Smaller Companies
                     Indirect

AXA Framlington                                            500,000               0.14734
BAE Systems Pensions Fund CIF Trustees
                     Indirect

AXA Framlington                                            220,000               0.06483
BAE Systems 2000 Pensions Fund
                     Indirect

AXA Framlington onshore private clients                    850,500               0.25063
                     Indirect

AXA Sun Life plc                                           226,817               0.06684
With Profit Transition Fund
                      Direct

Sun Life Assurance Society plc                             141,062               0.04157
With Profit Transition Fund
                      Direct

AXA Framlington                                            100,000               0.02947
ST James Place Internal Equity & Income UT
                     Indirect

                                      Total Direct         741,666               0.21856

                                    Total Indirect      40,684,681              11.98912

                                             TOTAL      41,426,347              12.20767

Proxy Voting:

9. Name of the proxy holder:

10. Number of voting rights proxy holder will cease to hold:

11. Date on which proxy holder will cease to hold voting
rights:

12. Additional information:

                                   |  Ends  |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs              +44 (0) 7919  480510
Julie Vickers, Company Secretary                         +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott                            +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                  +1 212 850 5600

Or visit  www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 30 October, 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director